UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              RF MONOLITHICS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    74955F106
                              --------------------
                                 (CUSIP Number)

                                December 31, 1999
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / X / Rule 13d-1(b)
      /   / Rule 13d-1(c)
      /   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                               CUSIP NO. 74955F106


1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Quaker Capital Management Corporation
      --------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group

      (a)
            ------
      (b)     X
            ------

3.    SEC Use Only
                        --------------------------------------------------------

4.    Citizenship or Place of Organization                  Pennsylvania
                                                            --------------------

Number of         5.    Sole Voting Power                   428,750
  Shares                                                    --------------------
Beneficially      6.    Shared Voting Power                 433,000
  Owned by                                                  --------------------
Each Reporting    7.    Sole Dispositive Power              428,750
    Person                                                  --------------------
      With:       8.    Shared Dispositive Power            433,000
                                                            --------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      861,750
      ----------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares
                  --------
      The Reporting Person disclaims beneficial ownership of 848,000 shares owned by its clients.

11.   Percent of Class Represented by Amount in Row (9)

                                                                  14.64%
                                                            --------------------

12.   Type of Reporting Person                                      IA
                                                            --------------------



                               Page 2 of 7 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 74955F106


Item 1.

      (a)   Name of Issuer

            RF Monolithics, Inc.
            --------------------------------------------------------------------

      (b)   Address of Issuer's Principal Executive Offices

            4441 Sigma Road, Dallas, Texas 75244
            --------------------------------------------------------------------
Item 2.

      (a)   Name of Persons Filing

            Quaker Capital Management Corporation
            --------------------------------------------------------------------

      (b)   Address of Principal Business Office or, if none,
            Residence

            401 Wood Street, Suite 1300, Pittsburgh, PA  15222
            --------------------------------------------------------------------

      (c)   Citizenship

            Pennsylvania, USA
            --------------------------------------------------------------------

      (d)   Title of Class of Securities

            Common Stock
            --------------------------------------------------------------------

      (e)   CUSIP Number

            74955F106
            --------------------------------------------------------------------



                               Page 3 of 7 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 74955F106


Item 3.     If  this   statement  is  filed  pursuant to  ss.ss.240.13d-1(b)  or
            240.13d-2(b) or (c), check whether the person filing is a:

   (a)   /   /    Broker of dealer registered under section 15 of the Act;

   (b)   /   /    Bank as defined in section 3(a)(6) of the Act;

   (c)   /   /    Insurance company as defined in section 3(a)(19) of the Act;

   (d)   /   /    Investment   company   registered   under  section  8  of  the
                  Investment Company Act of 1940;

   (e)   / X /    An  investment  adviser  in accordance with ss.240.13d-1(b)(l)
                  (ii)(E);

   (f)   /   /    An employee benefit plan or endowment fund in accordance  with
                  ss.240.13d-1(b)(1)(ii)(F);

   (g)   /   /    A parent holding company or control person in accordance  with
                  ss.240.13d-1(b)(1)(ii)(G);

   (h)   /   /    A savings  association  as defined  in  Section  3(b)  of  the
                  Federal Deposit Insurance Act;

   (i)   /   /    A  church  plan  that  is excluded  from the  definition of an investment  company under section  3(c)(14) of the  Investment
                  Company Act of 1940;

   (j)   /   /    Group, in accordance with ss.240.13d-1((b)(l)(ii)(J)

Item 4.     Ownership
            ---------

      (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 848,000 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals and employees own 13,750 shares of the Common Stock of the Issuer.




                               Page 4 of 7 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 74955F106



      (b) The shares covered by this report represent 14.64% of the Common Stock of the Issuer.

      (c) The Reporting Person has shared voting and dispositive power over 433,000 shares and sole voting and dispositive power over 415,000 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals and employees have sole voting and dispositive power over the 13,750 shares owned by the Reporting Person and/or its principals and employees.

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                                                                  --------------

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            848,000 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7.     Identification and Classification of the Subsidiary Which   Acquired
            the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the




                               Page 5 of 7 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 74955F106


effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






                               Page 6 of 7 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 74955F106


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              QUAKER CAPITAL MANAGEMENT CORPORATION



                               February 14, 2000
                               -------------------------------------------------
                               Date

                               /s/ Mark G. Schoeppner
                               -------------------------------------------------
                               Signature

                               Mark G. Schoeppner, President
                               -------------------------------------------------
                               Name/Title




                               Page 7 of 7 Pages